TRICO MARINE SERVICES, INC.

EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratios)
						Nine months ended September 30,
	Years ended December 31,

	1996	1997	1998	1999 (1)	2000 (2)	2001 (3)

Net income (loss)	$9,974	$35,299	$25,280	$(33,410)	$(12,722)	$(6,039)

Amortization of capitalized interest	-	8	33	138	150	113

Extraordinary item, net of taxes	917	-	-	1,830	(715)	-

Income tax expense (benefit)	5,814	18,982	11,804	(15,785)	(5,332)	(3,170)

Earnings (loss) from continuing operations before income taxes and amortization of capitalized interest	$16,705	$54,289	$37,117	$(47,227)	$(18,619)	$(9,096)

Fixed charges

Interest on long-term debt expensed	$2,282	$7,994	$27,696	$31,987	$29,883	$19,875

Interest on long-term debt capitalized	-	421	3,271	1,206	-	65

Amortization of deferred financing costs	197	372	1,784	1,632	1,388	1,017

Estimated portion of rental expense attributable to interest	18	15	60	72	65	52

Total fixed charges	$2,497	$8,802	$32,811	$34,897	$31,336	$21,009

Earnings (loss) from continuing operations before income taxes and amortization of capitalized interest plus fixed charges, except interest capitalized	$19,202	$62,670	$66,657	$(13,536)	$12,717	$11,848

Ratio of earnings to fixed charges	7.7	7.1	2.0	-	-	-

(1) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $48.6 million.
(2) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $18.8 million.
(3) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $9.3 million.